

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2014

Via E-mail
William Waldrop
Principal Executive Officer
Signal Bay, Inc.
9484 S. Eastern Ave #141
Las Vegas, NV 89123

> **Re: Signal Bay, Inc.**
> **Form 10-12(G)**
> **Filed November 25, 2014**
> **File No. 000-12350**

Dear Mr. Waldrop:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears from your filing that you are a shell company that is defined under Rule 405 of the Securities Act as a registrant that has no or nominal operations and either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amounts of cash and cash equivalents and nominal other assets. Please revise your disclosure under "Business of Registrant" on page 2 and "Management's Discussion and Analysis and Results of Operations" on page 11 to state that you are shell company. Further, provide appropriate risk factor disclosure regarding the restrictions on the transferability of your equity interests and the unavailability of Rule 144.

2.   Please tell us whether Signal Bay Research (accounting acquirer) had any assets, liabilities, results of operations, and retained earnings prior to the merger. If so, please include the accounting acquirer's financial statements for the most recent two years.

Risk Factors, page 5

We cannot guarantee that an active trading market will develop…., page 8

3.   It appears your shares of common stock are restricted securities. Please revise.

Directors and Executive Officers, page 15

4.   Please provide a description of the business experience of your executive officers. See Item 401(e) of Reg. S-K.

Series A Convertible Preferred Stock, page 20

5.   It appears your disclosure under this section and the section regarding the "Series B Convertible Preferred Stock" mistakenly references the wrong securities regarding rank and conversion provisions, respectively. Please revise or advise.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at 202-551-3310 or Paul Fischer, Senior Counsel, at 202-551-3415 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director